FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry N° 42

Santiago, March 22, 2010

Mr. Superintendent of Securities and Insurance

RE:           Complementary information to our communications of this past March 3rd and 16th, in relation to the Official Circular Nº 574 of 1.03.2010

Dear Sir,

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes, a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, hereby communicates to you the following:

Yesterday, the Valdivia pulp mill, located in San José de la Mariquina, in Chile’s Los Ríos Region, resumed its production operations. The Valdivia pulp mill, which has an authorized annual production capacity of 550,000 tons of kraft pulp, resumed operations once it complied with the operational and occupational safety standards, as well as the environmental standards demanded from this industrial establishment.

Best Regards,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c. -  Bolsa de Comercio de Santiago
La Bolsa Nº 64,
Santiago.

- Bolsa Electrónica de Chile
Huérfanos 770, piso 14-
Santiago

- Bolsa de Valores de Valparaíso
Casilla 218-V-
Valparaíso

-  Representante de Tenedores de Bonos (Banco Santander),
Bandera 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   March 26, 2010                                                         By:          /s/  Matias Domeyko
Name:  Matias Domeyko
Title:    Chief Executive Officer